As filed with the Securities and Exchange Commission on May 2, 2008

Registration No. 333-14108

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

SCOR HOLDING (SWITZERLAND) LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Paragraph

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraph numbers 15 and 16

securities

(iii)  The collection and distribution of dividends

Paragraph numbers 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Paragraph numbers 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Paragraph numbers 13

(vi)  The deposit or sale of securities resulting from

Paragraph numbers 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraph numbers 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Paragraph numbers 2, 3, 4, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Paragraph numbers 13 and 18

3.  Fees and Charges

Paragraph number 7

Item – 2.

Available Information

Public reports published by issuer

Paragraph number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 11, 2001, amended and restated as of _______________, 2008, among SCOR Holding (Switzerland) Ltd. (formerly known as Converium Holding AG), The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 2, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value CHF 5 each, of SCOR Holding (Switzerland) Ltd.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, SCOR Holding (Switzerland) Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Zurich, Switzerland on April 24, 2008.

SCOR HOLDING (SWITZERLAND) LTD.

By:  /s/ Christian Felderer           /s/ Livia Gallati

Name:  Christian Felderer                Livia Gallati

Title:    General Counsel                  Legal Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on April 24, 2008.

/s/ Denis Kessler

/s/ Maxine Verne

Name:  Denis Kessler

Name:  Maxine Verne

Director

 (Chairman)

Authorized U.S. Representative

/s/ Jürg P. Marty

/s/ Claudia Suter

Name:  Jürg P. Marty

Name:  Claudia Suter

Director (Vice-Chairman)

Principal Accounting Officer

/s/ Jean-Luc Besson

/s/ Michael Breuer

Name:  Jean-Luc Besson

Name:  Michael Breuer

Director

Principal Financial Officer

________________________________

/s/ Benjamin Gentsch

Name:  Georges Chodron De Courcel

Name:  Benjamin Gentsch

Director

Principal Executive Officer

/s/ Gilles Meyer

Name:  Gilles Meyer

Director

________________________________

Name:  Victor Peignet

Director

/s/ J. Friedrich Sauerländer

Name:  J. Friedrich Sauerländer

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of December 11, 2001, as amended and restated as of _____________, 2008, among SCOR Holding (Switzerland) Ltd.,

The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.